SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

March 31, 2006 at 11.15 GMT

Kanavaranta 1 00160 Helsinki P.O. Box 309 FI-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Varma’s percentage of Stora Enso votes has increased

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it was informed on March 31, 2006 that the percentage of Stora Enso votes held by Varma Mutual Pension Insurance Company increased to over 5% as of 31 March 2006, as a result of the reduction in the share capital of Stora Enso Oyj.

With reference to Chapter 2, Paragraph 10 of the Finnish Securities Markets Act, Stora Enso Oyj is reporting that as of 31 March 2006 the shareholding of the Varma Mutual Pension Insurance Company is as follows:

No. of A shares	11 972 117
No. of R shares	140 874
No. of votes	12 112 991
% of shares	1.54%
% of votes	5.01%

The holding of the Varma Mutual Pension Insurance Company has been calculated according to the share capital registered on 31 March 2006.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
lJyrki Kurkinen
General Counsel